VIA FAX and US MAIL

September 23, 2011

Mr.. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	United Bancshares, Inc.
Form 10-K, Filed, March 31, 2011
Form 10-Q, Filed, August 15, 2011

Dear Mr. Nolan:

Thank you for your recent review and comment letter dated August 29, 2011, on our Form 10-K filed on March 31, 2011 and the Form 10-Q filed on August 15, 2011.  We have reviewed and specifically addressed each of your comments in our response below.  Comments, as appropriate, will be incorporated in a manner similar in presentation to these responses for all future Form 10-K and 10-Q reporting.

December 31, 2010 Form 10-K

SEC Comment 1:

Note 1. Summary of Significant Accounting Policies-Loans, page 59

Please revise future filings to disclose your policy for determining past due or delinquency status.  Refer to ASC 310-10-50-6(e) for guidance.

Management Response:

Non-accrual and Past Due Loans.  Loans are considered past due if the required principal and interest payments have not been received 30 days after the date such payments were due.  The Bank generally places a loan on non-accrual status when interest or principal is past due 90 days or more.  If it otherwise appears doubtful that the loan will be repaid, management may place the loan on nonaccrual status before the lapse of 90 days. Interest on loans past due 90 days or more ceases to accrue except for loans that are well collateralized and in the process of collection.  When a loan is placed on nonaccrual status, previously accrued and unpaid interest is reversed out of income.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Note:  This disclosure is currently included in Note 4. Loans and Allowance for Loan Losses.  It will be relocated to Note 1. in future filings.)

Page 2	September 27, 2011

SEC Comment 2.

Note 4.  Loans and Allowance for Loan Losses, page 77

You disclose that your general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors.  Please tell us in detail and revise future filings to:

a.	Specify by portfolio segment how many years of charge-offs you use in your methodology. Identify and discuss any changes made during made periods presented.

b.	Quantify the adjustments made to historical charge-offs by portfolio segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed.

c.
Discuss the amount of the allowance for loan losses that is attributable to the environmental factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Management’s Response

a.	The Company applies a rolling, twelve-quarter historical charge-off rate to all segments of its loan portfolio. No changes were made during the periods presented.

b.
No adjustments were made to historical charge-offs by segment, Each segment is evaluated using a twelve-quarter historical charge-off rate.  Based on trends and the economic environment, management evaluates the length of the historical timeframe used in the allowance calculation.

c.	The loan portfolio is segregated into segments and classes upon which multiple qualitative factors are evaluated on a quarterly basis and assigned numerical ratings. The qualitative factors include:

1.	Delinquency trends
2.	Economic Conditions
3.	Concentrations
4.	Growth and Volume Trends
5.	Management/Staff Ability

Please refer to ATTACHMENT 1 for details of ratings assigned at December 31, 2010.  These ratings are added together with the historical charge-off factor to calculate an allowance for each segment of the portfolio. Please refer to ATTACHMENT 2.

Page 3	September 27, 2011

In future filings, the Company will include a description of its historical charge-off factors and other qualitative factors and discuss related circumstances and trends.

June 30, 2011 Form 10-Q

SEC Comment 3.

General

Please tell us when you plan to include an interactive data file in accordance with Item 601(b)(101) of Regulation S-K or amend your filing to include this information.

Management’s Response

The Company filed Form 10-QA on September 14, 2011 to include the required interactive data file.

SEC Comment 4.

Note 5. Allowance for Loan Losses

Impaired Loans, page 17.

Please revise future filings to disclose whether you charge-off a portion of impaired loans and whether you have revised these policies during the periods presented.  Also, discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan or to record a specific reserve.  If you have recorded partial charge-offs, please disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off and clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Management’s Response

The Company makes partial charge-offs of impaired loans when the impairment is deemed permanent and is considered a “loss”.  To date, these charge-offs have only included the unguaranteed portion of Small Business Administration loans.  Specific reserves are allocated to cover “other-than-permanent” impairment for which the underlying collateral value may fluctuate with market conditions.

In future filings, the Company will disclose the amount of impaired loans at each balance sheet date for which partial charge-offs have been recorded and the impact of these charge-offs on statistics and trends, including the coverage ratio.

SEC Comment 5.

Troubled Debt Restructurings, page 18

You disclose that you had no troubled debt restructurings at June 30, 2011 and December 31, 2010.  Please tell us whether you had any loan modifications that were not individually measured for impairment under ASC 310-10.  If so, please tell us the facts and circumstances related to the modifications and how you concluded that the modifications did not meet the criteria to be classified as a troubled debt restructuring.

Page 4	September 27, 2011

Management’s Response

The Company made modifications to certain loans in its commercial loan portfolio that included the term out of lines of credit to begin the amortization of principal.  The terms of these loans do not include any financial concessions and are consistent with the current market.  Management reviews all loan modifications to determine whether the modification qualifies as a troubled debt restructuring (i.e. whether the creditor has been granted a concession or is experiencing financial difficulties).  Based on this review and evaluation, none of the modified loans met the criteria of a troubled debt restructuring.

In future filings, the Company will disclose and measure for impairment Trouble Debt Restructuring, if any, in accordance with FASB ASC 310-40 and ASC 310-10.

SEC Comment 6

Note 7. Fair Value

Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail the adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Management’s Response

The fair value of impaired loans is determined by the fair value of the collateral if the loan is collateral dependent.  Collateral values for loans and OREO are determined by annual or more frequent appraisals if warranted by volatile market conditions, which may be discounted based upon management’s review.  The valuation allowance for impaired loans is adjusted as necessary based on changes in the value of collateral as well as the cost of liquidation.  It is included in the allowance for loan losses in the consolidated statements of condition.

This disclosure will be included in future filings as well as details of adjustments, if any, and the facts and circumstances related to those adjustments.

SEC Comment 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations-Net Interest Income, page 32

Due to the significance of net interest margin on you results of operations, please consider revising future filings to include a rate/volume analysis similar to the analysis on page 21 of your December 31, 2010 Form 10-K.  We note Item 303(b) of Regulation S-K.

Page 5	September 27, 2011

Management’s Response

Future Form 10-Q filings will include a rate/volume analysis similar to page 21 of the Form 10-K.

In connection with the response to your comments, I, Brenda Hudson-Nelson, Executive Vice president, Chief Financial Officer, of United Bancshares, Inc. (the “Registrant”), acknowledge the following:

•	The registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please do not hesitate to contact me at (215) 231-3690.

Sincerely,

/s/ Brenda Hudson-Nelson

Brenda Hudson-Nelson
Executive Vice President/Chief Financial Officer

Cc:  Michael Volley, US Securities and Exchange Commission

Attachment 1

United Bank of Philadelphia
ALLL-Qualitative Factor Summary
31-Dec-10

Current Trend Analysis Allocation Modification Factor--Commercial				Current
Current Trends - Risk Levels	Low	Moderate	High	Period
				Analysis
Levels, Trends of Delinquencies	0.10%	0.15%	0.25%	0.200%
Levels, Trends of Charge-offs	0.10%	0.15%	0.25%	0.200%
Concentration of Credits	0.01%	0.05%	0.10%	0.100%
Growth/Volume Trends	0.01%	0.05%	0.10%	0.050%
Economic Conditions	0.10%	0.15%	0.25%	0.250%
Management/Staff Ability	0.01%	0.05%	0.10%	0.050%
Total	0.33%	0.60%	1.05%	0.850%

Current Trend Analysis Allocation Modification Factor--Consumer				Current
Current Trends - Risk Levels	Low	Moderate	High	Period
				Analysis
Levels, Trends of Delinquencies	0.10%	0.15%	0.25%	0.250%
Levels, Trends of Charge-offs	0.10%	0.15%	0.25%	0.200%
Concentration of Credits	0.01%	0.05%	0.10%	0.010%
Growth/Volume Trends	0.01%	0.05%	0.10%	0.010%
Economic Conditions	0.10%	0.15%	0.25%	0.250%
Management/Staff Ability	0.01%	0.05%	0.10%	0.050%
Total	0.33%	0.60%	1.05%	0.770%

Current Trend Analysis Allocation Modification Factor--C & I				Current
Current Trends - Risk Levels	Low	Moderate	High	Period
				Analysis
Levels, Trends of Delinquencies	0.10%	0.15%	0.25%	0.250%
Levels, Trends of Charge-offs	0.10%	0.15%	0.25%	0.250%
Concentration of Credits	0.01%	0.05%	0.10%	0.050%
Growth/Volume Trends	0.01%	0.05%	0.10%	0.050%
Economic Conditions	0.10%	0.15%	0.25%	0.250%
Management/Staff Ability	0.01%	0.05%	0.10%	0.050%
Total	0.33%	0.60%	1.05%	0.900%

Attachment 2

United Bancshares, Inc.
ALLL Summary
31-Dec-10
			31-Dec-10 Portfolio Balance	3 yr. avg. net loss history per UBPR	Qualitative Factor Adjustment	Estimated Reserve
		Homogeneous Loans:

		Total Consumer & Other loans	1,993,521	0.00835	0.0077	31,994
	Student Loans		1,912,375	-	0	-
		Installment Loans-HELOC	615,144	-	0.0077	4,737
		Total Consumer loans	4,521,040

	Mortgage Loans		4,432,051	0.00060	0.0077	36,793

		Total - Mortgage Loans	4,432,051

		Non-homogeneous loans:

	Unimpaired	- Commercial Real Estate Loans	28,217,531	0.00313	0.0085	328,236
		- C & I Loans	5,840,494	0.04322	0.0090	305,000
		Total unimpaired commercial loans	34,058,025

		Impaired - Commercial loans	2,516,306	NA	NA	238,446
		Total Commercial Loans	36,574,331

		Total Loans	45,527,422			945,206
				Minus 5%	897,946
		ALLL to total loan portfolio			Low	2.08%

					FS	925,905